                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public
Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
-----------------------------------
--------------------------------
             FORM 4                                                                                           OMB APPROVAL
-----------------------------------
--------------------------------
[ ] CHECK THIS BOX IF NO LONGER                                                                     OMB Number:            3235-0287
    SUBJECT TO SECTION 16. FORM 4                                                                   Expires:      September 30, 1998
    OR FORM 5 OBLIGATIONS MAY                                                                       Estimated average burden
    CONTINUE. SEE INSTRUCTION 1(B).                                                                 hours per response      .... 0.5

--------------------------------


1. Name and Address of Reporting Person

Brown Brothers Harriman & Co.
   (Last)                   (First)                 (Middle)

63 Wall Street
                            (Street)

New York                       NY                     10021
   (City)                   (State)                   (Zip)


2. Issuer Name and Ticker or Trading Symbol

   WellCare Management Group, Inc./WELL


3. IRS or Social Security Number of Reporting Person (Voluntary)



4.  Statement of Month/Year

    1/98


5.  If Amendment, Date or Original (Month/Year)



6.  Relationship of Reporting Person to Issuer   (Check all applicable)

              Director                      X   10% Owner
       -----                              -----
              Officer (give title               Other
       -----           below)             ----- (specify
                                                 below)

       ----------------------------------------


7.    Individual or Join/Group Filing (Check Applicable Line)

         X     Form filed by One Reporting Person
       -----
               Form filed by More than One Reporting Person
       -----

                          TABLE I-- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED


1. Title of Security           2. Transaction  3. Trans-     4. Securities Acquired (A)  5. Amount of     6. Owner-    7. Nature
   (Instr. 3)                     Date            action        or Disposed of (D)          Securities       ship         of In-
                                                  Code          (Instr. 3, 4 and 5)         Beneficially     Form:        direct
                                  (Month/         (Instr. 8)                                Owned at         Direct       Bene-
                                  Day/         -------------  -------------------------     End of           (D)          ficial
                                  Year)                                   (A)               Month            Indirect     Owner-
                                                   Code         Amount     or    Price      (Instr. 3        (I)          ship
                                                                          (D)               and 4)           (Instr. 4)  (Instr. 4)
-----------------------------  --------------  -------------  ----------  ---   -------  ---------------
-------------  -----------

-----------------------------  --------------  -------------  ----------  ---   -------  ---------------
-------------  -----------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                    SEC 1474 8-92)

FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


1. Title of Derivative                  2.  Conver-    3. Trans-    4. Transac-    5.  Number of Deriv-       6.  Date Exer-
   Security (Instr. 3)                      sion or       action       tion Code       ative Securities Ac-       cisable and Ex-
                                            Exercise      Date         (Instr. 8)      quired (A) or Dis-         piration Date
                                            Price of                                   posed of (D)
                                            Deriv-        (Month/                      (Instr. 3, 4 and 5)        (Month/Day/
                                            ative         Day/                                                     Year)
                                            Security      Year)     -------------  -------------------------  ----------------------
                                                                                                                 Date      Expira-
                                                                        Code            (A)          (D)         Exer-     tion
                                                                                                                 cisable   Date
--------------------------------------  -------------  -----------  -------------  -----------   -----------  -----------  ---------
8% Senior Subordinated Convertible
Note due 12/31/02 (the "Note")          $4.00 (1)      1/14/98 (2)  J (2)          N/A           N/A          Immed. (3)   12/31/02

8% Senior Subordinated Convertible
Note due 12/31/02 (the "Note")          $8.00 (1)      1/14/98 (2)  J (2)          N/A           N/A          Immed. (3)   12/31/02

--------------------------------------  -------------  -----------  -------------  -----------   -----------  -----------  ---------

7.   Title and Amount of                8. Price       9. Number      10. Owner-     11. Na-
     Underlying Securities                 Deriv          of Deriv-       ship           ture
                                           ative          ative           Form           of In-
     (Instr. 3 and 4)                      Secur-         Secur-          of De-         direct
                                           ity            ities           rivative       Bene-
                                           (Instr.        Bene            Secu-          ficial
                                           5)             ficially        rity:          Own-
                                                          Owned           Direct         ership
--------------------------------------                    at End          (D) or         (Instr. 4)
                       Amount or                          of              Indi-
       Title           Number of                          Month           rect (I)
                       Shares                             (Instr. 4)     (Instr. 4)
---------------------  ---------------  -------------  -------------  -------------  --------------
Common Stock           1,250,000             (2)            (2)            I              (4)

Common Stock           1,875,000             (2)            (2)            I              (4)

---------------------  ---------------  -------------  -------------  -------------  --------------

Explanation of Responses:

(1) Subject to anti-dilution protection.

(2) The Note, in an aggregate principal amount of $20,000,000, was amended on January 14, 1998 to provide that the conversion price shall be (i) $4.00 as to $5,000,000 principal amount of the Note; and (ii) $8.00 as to $15,000,000 principal amount of the Note.

(3) Subject to prior approval of the Commissioner of Health of the State of New York.

(4) By The 1818 Fund II, L.P. (the "Fund"). Brown Brothers Harriman & Co. ("BBH") is the general partner of the Fund. The amounts reported herein represent 100% of the securities beneficially owned by the Fund. BBH's pecuniary interest in the securities is limited to its percentage interest in the Fund.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.


            /s/ T. Michael Long                         January 30, 1998
------------------------------------------------     ----------------------
**Signature of Reporting Person                               Date
General Partner of Brown Brothers Harriman & Co.